UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

KEURIG GREEN MOUNTAIN, INC.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

49271M100

(CUSIP Number)

Bernhard Goepelt

Senior Vice President, General Counsel and Chief Legal Counsel

The Coca-Cola Company

One Coca-Cola Plaza

Atlanta, Georgia 30313

(404) 676-2121

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on behalf of filing persons)

Copy to:

Martha E. McGarry, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

May 8, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 49271M100

1.	Name of Reporting Persons The Coca-Cola Company

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 19,489,730

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,489,730

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,037,771

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 16.0%

14.	Type of Reporting Person CO

CUSIP No. 49271M100

1.	Name of Reporting Persons Atlantic Industries

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 19,489,730

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,489,730

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,037,771

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 16.0%

14.	Type of Reporting Person CO

Preamble

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D filed by Atlantic Industries, a corporation organized and existing under the laws of the Cayman Islands (“Atlantic”) and indirect wholly owned subsidiary of The Coca-Cola Company (“TCCC”, and together with Atlantic, the “Reporting Persons”), with the Securities and Exchange Commission on March 10, 2014 (the “Statement”), relating to shares of common stock, $0.10 par value per share (“Common Stock”), of Keurig Green Mountain, Inc. (the “Issuer”). This Amendment No. 1 is being filed jointly by the Reporting Persons. Unless otherwise indicated herein, capitalized terms used herein but not defined herein have the meanings ascribed to them in the Statement.

Item 2.	Identity and Background.

Schedule A of the Statement is hereby amended and restated to read in its entirety in the form attached as Schedule A hereto.

Item 3.	Source and Amount of Funds or Other Considerations.

Item 3 of the Statement is hereby amended and supplemented to add the following:

Between May 8, 2014 and May 12, 2014, Atlantic purchased an aggregate of 2,805,591 shares of Common Stock in the open market as set forth in Exhibit 99.4 attached hereto.  All such purchases of shares of Common Stock by Atlantic were made, and the purchase contemplated to be made by Atlantic pursuant to the Agreement (as defined below) is expected to be made, using Atlantic’s cash on hand.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented to add the following:

On May 12, 2014, Atlantic entered into a letter agreement (the “Agreement”) with Credit Suisse Capital LLC (“CS”), pursuant to which Atlantic has agreed to purchase additional shares of Common Stock from CS, as described in further detail in Item 6 below.  The Agreement is intended to comply with the requirements of Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and supplemented to add the following:

(a)–(b)  As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 26,037,771 shares of Common Stock, which amount includes 19,489,730 shares of Common Stock held by Atlantic and which amount further assumes that Atlantic has the right to acquire up to 6,548,041 shares of Common Stock pursuant to the Agreement (subject to final determination as set forth in item 6 below), notwithstanding that any such right is subject to the terms and conditions of the Agreement, including without limitation CS’s power to determine the date on which Atlantic’s purchase of such shares will occur.  As the ultimate parent company and controlling shareholder of Atlantic, TCCC may be deemed to share with Atlantic voting power and dispositive power with respect to the 19,489,730 shares of Common Stock held by Atlantic.  The Reporting Persons do not have voting or dispositive power with respect to the shares of Common Stock that Atlantic has agreed to purchase pursuant to the Agreement.  The aggregate number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons represents approximately 16.0% of the currently outstanding Common Stock of the Issuer (based on the 162,736,073 shares of Common Stock that were issued and outstanding as of May 1, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2014).

(c)  All transactions in the Common Stock by the Reporting Persons that were effected since the filing of the Statement are set forth in Exhibit 99.4 attached hereto. All transactions set forth in Exhibit 99.4 attached hereto were purchases effected in open market transactions.  The Reporting Persons expect to file an amendment to the Statement once the shares of Common Stock are delivered to the Reporting Persons under the Agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented to add the following:

Pursuant to the Agreement, Atlantic has agreed to purchase from CS, and CS has agreed to sell and deliver to Atlantic, the lesser of (i) 6,548,041 shares of Common Stock or (ii) the number of shares of Common Stock that shall cause Atlantic’s aggregate beneficial ownership to equal 16.0% of the issued and outstanding shares of Common Stock, as reported in the most recent report filed by the Issuer with the Securities and Exchange Commission containing such information as of the date of delivery (rounded down to the nearest whole number of shares).  The purchase by Atlantic shall occur on a date selected by Credit Suisse, which shall be no later than February 13, 2015.  The purchase price per share purchased under the Agreement will be equal to the product of (i) the arithmetic average of the daily volume-weighted average price per share of Common Stock on each day trading during the period from May 15, 2014 to the date selected by Credit Suisse, as reported by Bloomberg LP, and (ii) 1 plus the Forward Price Adjustment Factor (as defined in the Agreement).  The Purchase Price will be adjusted in certain circumstances specified in the Agreement.  CS, in its sole discretion, will determine the timing, price and method of execution to acquire the shares to be delivered to Atlantic pursuant to the Agreement, and will have exclusive ownership and control over any such shares until delivered to Atlantic.  The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement filed as Exhibit 99.5 hereto, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended and supplemented to add the following:

The following documents are filed or incorporated by reference as exhibits to this Statement:

Exhibit Number	Description of Exhibit

Exhibit 99.4	Transactions by the Reporting Persons Since the Filing of the Statement.

Exhibit 99.5	Agreement, dated May 12, 2014, between Atlantic and CS.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE COCA-COLA COMPANY

Dated: May 12, 2014	By:	/s/ Kathy N. Waller
		Name:	Kathy N. Waller
		Title:	Executive Vice President and Chief Financial Officer

ATLANTIC INDUSTRIES

Dated: May 12, 2014	By:	/s/ Kathy N. Waller
		Name:	Kathy N. Waller
		Title:	President and Chief Financial Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE COCA-COLA COMPANY AND ATLANTIC INDUSTRIES

Set forth below is the name, business address and present occupation or employment of each director and executive officer of The Coca-Cola Company (“TCCC”) and Atlantic Industries (“Atlantic”). Except as indicated below, each such person is a citizen of the United States. None of the directors or executive officers named below beneficially owns any Common Stock of Green Mountain Coffee Roasters, Inc. Directors of TCCC and Atlantic who are also executive officers of TCCC or Atlantic are indicated by an asterisk. Except as indicated below, the business address of each executive officer of TCCC or Atlantic is One Coca-Cola Plaza, Atlanta, Georgia 30313.

DIRECTORS OF THE COCA-COLA COMPANY

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	ADDRESS
Muhtar Kent*	Chairman of the Board of Directors, President and Chief Executive Officer of The Coca-Cola Company
Herbert A. Allen	President, Chief Executive Officer and a Director of Allen & Company Incorporated, a privately held investment firm	Allen & Company Incorporated 711 Fifth Avenue New York, NY 10022
Ronald W. Allen	Chairman of the Board of Directors, President and Chief Executive Officer of Aaron’s, Inc.	Aaron’s, Inc. 309 East Paces Ferry Road Suite 1100 Atlanta, GA 30305
Ana Patricia Botín	Chief Executive Officer of Santander UK plc, a leading financial services provider in the United Kingdom and subsidiary of Banco Santander S.A. Ms. Botín is a citizen of Spain.	Santander UK plc 2 Triton Square Regent’s Place London NW1 3AN United Kingdom
Howard G. Buffett

President of Buffett Farms and President of the Howard G. Buffett Foundation, a private foundation supporting humanitarian initiatives focused on food and water security, conservation and conflict management

Howard G. Buffett Foundation 145 North Merchant Street Decatur, IL 62523
Richard M. Daley	Executive Chairman of Tur Partners LLC, an investment and advisory firm focused on sustainable solutions within the urban environment	Tur Partners LLC 900 N. Michigan Avenue Suite 1720 Chicago, IL 60611
Barry Diller	Chairman of the Board of Directors and Senior Executive of IAC/InterActiveCorp, a leading media and internet company	IAC/InterActiveCorp 555 West 18th Street New York, New York 10011

Helene D. Gayle	Chairman and Chief Executive Officer of ACE Limited, the parent company of the ACE Group of Companies, a global insurance and reinsurance company	CARE USA 151 Ellis Street, NE Atlanta, GA 30303
Evan G. Greenberg	Chairman and Chief Executive Officer of ACE Limited, the parent company of the ACE Group of Companies, a global insurance and reinsurance company	ACE Group 1133 Avenue of the Americas 45th Floor New York, NY 10036
Alexis M. Herman	Chair and Chief Executive Officer of New Ventures, LLC, a corporate consulting company	New Ventures, Inc. 633 Pennsylvania Avenue NW 3rd Floor Washington, D.C. 20004
Robert A. Kotick	President, Chief Executive Officer and a Director of Activision Blizzard, Inc. an interactive entertainment software company	Activision Blizzard, Inc. 3100 Ocean Park Boulevard Santa Monica, CA 90405
Maria Elena Lagomasino	Chief Executive Officer and Managing Partners of WE Family Offices, a multi-family office serving global high net worth families	WE Family Offices 701 Brickell Avenue Suite 200 Miami, FL 33131
Sam Nunn	Co-Chairman and Chief Executive Officer of the Nuclear Threat Initiative, a nonprofit organization working to reduce the global threats from nuclear, biological and chemical warfare	The Sam Nunn School of International Affairs Georgia Institute of Technology 781 Marietta Street, NW Atlanta, Georgia 30318
James D. Robinson III	Co-Founder and General Partner of RRE Ventures, an early stage technology-focused venture capital firm; President of JD Robinson, Inc, a strategic advisory firm	RRE Investors, LLC 22nd Floor 126 East 56th Street New York, NY 10022
Peter V. Ueberroth	Investor and Chairman of the Contrarian Group, Inc., a business management company	The Contrarian Group, Inc. Suite 111 1071 Camelback Street Newport Beach, CA 92660

EXECUTIVE OFFICERS OF THE COCA-COLA COMPANY

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	ADDRESS
Muhtar Kent	Chairman of the Board of Directors, President and Chief Executive Officer of The Coca-Cola Company
Ahmet C. Bozer	Executive Vice President of The Coca-Cola Company and President of Coca-Cola International
Alexander B. Cummings, Jr.	Executive Vice President and Chief Administrative Officer of The Coca-Cola Company
J. Alexander M. Douglas, Jr.	Senior Vice President and Global Chief Customer Officer of The Coca-Cola Company and President of Coca-Cola North America
Ceree Eberly	Senior Vice President and Chief People Officer of The Coca-Cola Company
Irial Finan	Executive Vice President of The Coca-Cola Company and President, Bottling Investments and Supply Chain Mr. Finan is a citizen of Ireland.
Bernhard Goepelt	Senior Vice President, General Counsel and Chief Legal Counsel of The Coca-Cola Company Mr. Goepelt is a citizen of Germany.
Nathan Kalumbu	President of the Eurasia and Africa Group of The Coca-Cola Company Mr. Kalumbu is a citizen of Zimbabwe.
James Quincey	President of the Europe Group of The Coca-Cola Company Mr. Quincey is a citizen of the United Kingdom.
Atul Singh	Group President, Asia, Part of the Asia Pacific Group of The Coca-Cola Company
Brian Smith	President of the Latin America Group of The Coca-Cola Company
Joseph V. Tripodi	Executive Vice President and Chief Marketing and Commercial Officer of The Coca-Cola Company
Clyde C. Tuggle	Senior Vice President and Chief Public Affairs and Communications Officer of The Coca-Cola Company
Kathy N. Waller	Executive Vice President and Chief Financial Officer of The Coca-Cola Company
Guy Wollaert	Senior Vice President and Chief Technical Officer of The Coca-Cola Company Mr. Wollaert is a citizen of Belgium.

DIRECTORS OF ATLANTIC INDUSTRIES

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	ADDRESS
Robert J. Jordan, Jr.*	Vice President and General Tax Counsel of Atlantic Industries
Christopher P. Nolan*	Vice President and Treasurer of The Coca-Cola Company and Vice President and Treasurer of Atlantic Industries
Marie D. Quintero-Johnson	Vice President of The Coca-Cola Company
Larry M. Mark*	Vice President and Controller of The Coca-Cola Company and Vice President and Controller of Atlantic Industries

EXECUTIVE OFFICERS OF ATLANTIC INDUSTRIES

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	ADDRESS
Bernhard Goepelt	Senior Vice President, General Counsel and Chief Legal Counsel of The Coca-Cola Company and Vice President and General Counsel of Atlantic Industries
Robert J. Jordan, Jr.	Vice President and General Tax Counsel of Atlantic Industries
Larry M. Mark	Vice President and Controller of The Coca-Cola Company and Vice President and Controller of Atlantic Industries
Christopher P. Nolan	Vice President and Treasurer of The Coca-Cola Company and Vice President and Treasurer of Atlantic Industries
Kathy N. Waller	Executive Vice President and Chief Financial Officer of The Coca-Cola Company and President and Chief Financial Officer of Atlantic Industries